

September 29, 2014

Via E-mail
Rajesh K. Agrawal
Chief Financial Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

     Re: The Western Union Company
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Filed February 24, 2014
           File No. 1-32903

Dear Mr. Agrawal:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Critical Accounting Policies and Estimates, page 80

Goodwill, page 82

1. You indicate that your impairment assessment begins with a qualitative assessment as to possible impairment by comparing financial performance with planned results. It also appears that you further "stress test" reporting units fair value based on certain possible events or circumstances. Periodically, you perform a quantitative assessment using estimated discounted cash flows to determine reporting unit fair value. Given the

competition in the consumer-to-consumer segment by competing money transfer services such as Moneygram, Paypal and, most recently, Walmart and the resulting downward adjustments made by Western Union in your fee structure, please help us understand how you reflect such changing conditions in your qualitative and quantitative assessments. Please be detailed in your explanation. To the extent a quantitative assessment has been performed in the preceding 12 months, please provide us the summary results of your fair value to carrying value comparison along with all significant assumptions including growth rates, negative or positive. We may have further comment.

2. We note the fair value of your Business Solutions reporting unit does not substantially exceed its carrying value. You further state that "We believe the primary assumptions impacting our Business Solutions impairment valuation analysis relate to projected revenue and EBITDA margins." Please explain to us, and expand future discussions, the degree of uncertainty associated with projecting revenue and EBITDA margins. Show us how the projected revenue or EBITDA margins compare to historically observed measures and why the basis for your projection escalation is reasonably obtainable. The discussion regarding uncertainty should provide specificity to the extent practicable and enable the reader to understand the likelihood and magnitude of potential future impairment in the event your projections do not materialize.

Item 8. Financial Statements and Supplementary Data, page 87

Consolidated Statements of Income, page 91

3. Please tell us how your presentation of dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

Consolidated Balance Sheets, page 93

4. Please explain how presentation of an unclassified balance sheet complies with Article 5 of Regulation S-X and ASC 210-10-05-4. In this regard, we note that your balance sheet is not classified in a manner that separates assets and liabilities between current and non-current.

Consolidated Statements of Cash Flows, page 94

5. Please revise your consolidated statement of cash flows to provide separate disclosure of sales and maturities of marketable securities available for sale for each period presented. Refer to the guidance outlined in ASC 320-10-45-11.

<u>Notes to Consolidated Financial Statements, page 96</u>

<u>10. Income Taxes, page 117</u>

6. Please confirm, if true, that you have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions, or revise your balance sheet presentation as necessary. Refer to ASC 740-10-45-6.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3849 with any other questions.

                           Sincerely,

                           /s/ James Allegretto

                           James Allegretto
                           Senior Assistant Chief Accountant